UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

ANNUAL REPORT

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

HIGHTIMES HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd.

Penthouse

Los Angeles, CA 90024

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Hightimes Holding Corp., a Delaware corporation (“Hightimes,” the “Company,” “we,” “us” or “our”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Hightimes Offering Circular filed pursuant to Regulation A, dated July 26, 2018 (the “Offering Circular”), and the supplement to our Offering Circular dated May 31, 2019.

Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes to financial statements. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Our Company

Hightimes Holding was established in December 2016 for purposes of acquiring 100% of the capital stock of Trans-High Corporation and its subsidiaries comprising the THC Group. Originally founded in 1974 as High Times Magazine®, the THC Group has been a leading advocate for cannabis reform and has historically engaged in the publication of a monthly print and on-line magazine and the production and sponsorship of trade shows and consumer events. Our strategic goal is to expand our event portfolio and to monetize the intellectual property and “High Times®” brand. The THC Group also contemplates pursuing various other e-commerce initiatives and licensing opportunities for the “High Times®” brand, including the development of an e-commerce store offering clothing and other products associated with cannabis.

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The Company believes that it has become the most highly regarded brand and highest regarded information source for the cannabis industry. We connect cannabis enthusiasts and cannabis users for both recreational and medical purposes with our iconic brand via our print publication, digital platforms, social media and sponsored live events. In 2018, we had approximately 27.8 million unique visitors to our websites as well as 10.7 million visitors to our social media platforms. Due to our unique positioning in the cannabis space, the Company believes that considerable monetization opportunities present themselves in brand licensing and ecommerce. According to a 2017 survey conducted by Marist College and Yahoo, some 35 million Americans are “regular” cannabis users. The Company intends to leverage its brand and platform to showcase promotions of quality products associated with cannabis to American cannabis enthusiasts, as well as to companies who wish to grow and sell cannabis in states where the growing and dispensing of medical and/or recreational cannabis is permitted. The Company has expanded our Cannabis Cup™ events into jurisdictions where the use of cannabis for both medical and recreational purposes is expressly permitted.

Hightimes and its direct and indirect subsidiaries do not currently cultivate, manufacture or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, although cannabis and products utilizing or relating to cannabis have been used and sold at the trade shows, festival events and award ceremonies operated by the THC Group since 2010 in states that permit the medical and/or recreational use of cannabis.

The Company’s current revenue base consists of the sale of tickets for admittance to the Cannabis Cup live events, the Cannabis Cup competitions and our entertainment venues, sponsorship of events, and digital marketing from social platforms, and recurring print and on-line subscriptions to, and advertising sales in, High Times Magazine®, Culture® Magazine, DOPE Media, as well as direct merchandising sales, sponsorship sales and licensing fees. The Company manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

The Company operates businesses across a range of media, including:

●	High Times Magazine: High Times Magazine© is the High Times Group’s inaugural print publication that began doing business as “HIGH TIMES®” in 1974 and has since published more than 500 issues; High Times Magazine© began publishing online in 2008.

●	The Cannabis Cup: The High Times Cannabis Cup™, which the High Times Group believes is one of the world’s leading marijuana events, celebrates the world of cannabis through competitions, instructional seminars, expositions, celebrity appearances, concerts and product showcases.

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Digital Publishing: Hightimes.com, CannabisCup.com and 420.com, Green Rush Daily, DOPE.com and others are the High Times Group’s domain names. CannabisCup.com is the hub for live events hosted by the High Times Group and 420.com is a new entity which will sell related products that are used in connection with cannabis.

Strategic Acquisitions and Relationships.

Since its acquisition of the THC Group in February 2017, the Company has sought to aggressively expand the scope of its business through existing and contemplated strategic acquisitions and related relationships, including those described below.

●	Culture Magazine: On June 9, 2018, Culture Pub, Inc., a newly formed Delaware subsidiary of the Company (“Culture Pub”), entered into an agreement to purchase from Southland Publishing, Inc. (“Southland”) certain assets relating to Culture Magazine™, a print and online magazine founded in 2009 that provides information and entertainment for medical-cannabis patients in California, Colorado, Washington, Oregon and Michigan (the “Publication”). Under the terms of the asset purchase agreement, Culture Pub agreed to acquire only the intellectual property, advertiser agreement and print inventory relating to the Publication and assumed an agreement with the printer of the magazine. No cash, accounts payable or other assets will be acquired from Southland and no liabilities will be assumed by Culture Pub, other than a leasehold obligation of Southland related to the Publication and certain obligations following the closing, including obligations to employees of and independent contractors to the publication that Culture Pub elects to hire or engage.

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In consideration for the acquired assets, at closing Southland will receive consideration valued at $4,000,000 through the issuance of 370,370 shares of the Company’s Class A Common Stock, or such other number of shares of Class A Common Stock which, when multiplied by the $11.00 initial per share offering price of our Class A Common Stock in the Public Offering shall equal $4,000,000. Consummation of the sale was subject to the consent of ExWorks Capital Fund I, L.P. (“ExWorks”), our senior secured lender (which has been obtained), and consummation of a “Hightimes Holding Liquidity Event,” (defined as the listing of our Class A Common Stock on any one of the New York Stock Exchange, the NYSE American, NASDAQ, the OTC Market or the Canadian Securities Exchange). The closing of the transaction is scheduled to occur within three business days following consummation of a Hightimes Holding Liquidity Event. The Company intends to consummate a Hightimes Holding Liquidity Event following consummation of its Public Offering.

On September 25, 2018, the Company entered into an amendment to the asset purchase agreement with Southland and Culture Pub. Pursuant to the amendment, the parties agreed to consummate the acquisition of the Culture Magazine assets effective as of October 1, 2018. In addition, the parties agreed to extend the contractual deadline by which the Company must consummate a Hightimes Liquidity Event until December 1, 2018. The amendment provided that in the event the Company failed to complete a Hightimes Liquidity Event by December 1, 2018, the Company would, at the option of Southland, be required to issue a promissory note to Southland by December 15, 2018 in the amount of $2,000,000 (the “Southland Note”), which Southland Note was to be issued in lieu of 370,370 shares of the Company’s Class A Common Stock. Inasmuch as we did not consummate the Liquidity Event by December 1, 2018, on November 26, 2018, Southland notified Hightimes that it would elect to accept the Southland Note in lieu of Hightimes common stock. The Southland Note bears interest at the rate of 6% per annum and is payable in four installments of $250,000 each due March 15, 2019, June 15, 2019, September 15, 2019 and December 15, 2019, with a final $1,000,000 payment due on March 15, 2020. The Company did not issue the Southland Note to Southland following its demand or pay the first $250,000 installment under the Southland Note that was due on March 15, 2019. Accordingly, on March 27, 2019, Southland commenced a legal action in the Superior Court of Los Angeles to compel the Company to issue the Southland Note and make payment of the $250,000 installment that was due on March 15, 2019.

Hightimes Holding did not deliver the Southland Note to Southland as our senior secured lender, ExWorks Capital fund I, L.P., has not, as yet, agreed to permit Southland to obtain a security interest on any of our assets. Hightimes Holding filed an answer to Southland’s complaint on May 15, 2019 and, although we are seeking to obtain a resolution of this issue, Hightimes Holding believes it has meritorious defenses to the delivery of the Southland Note and the claims of Southland. Nonetheless, there is no assurance that we will be able to settle this dispute. An adverse decision could have a material adverse effect on our business and future prospects. Subject to obtaining the necessary financing, Hightimes Holding intends to pay the amount owed to Southland or negotiate a settlement of the obligation.

●	DOPE Media: On September 21, 2018, Hightimes Holding and Wilshire & Veteran Media Corp., a newly formed acquisition subsidiary of the Company (“W&V”), entered into an agreement with DOPE Media, Inc., a Delaware corporation (“DOPE”), to acquire substantially all of DOPE’s assets and business. DOPE is in the business of operating a consumer media platform delivering content through print, web, social media and live events relating to the cannabis industry in jurisdictions where the growing and sale of cannabis is legal. The assets included all inventory, contracts and contract rights, accounts receivable, intellectual property and employees. At closing of the acquisition, W&V assumed certain scheduled operating liabilities of DOPE. In addition to the assumed liabilities, the purchase price for the DOPE assets and business is valued at $11,200,420, of which $10,000,420 is payable in the form of 909,129 shares of Hightimes Holding’s Class A Common Stock, valued at $11.00 per share (the initial per share offering price in the Company’s Public Offering), $1,000,000 was paid in cash and $200,000 payable in cash ten days after completion of the Public Offering.

On the date of execution of the asset purchase agreement with DOPE, Trans-High made a $1,000,000 secured loan to DOPE to retire certain secured debt of DOPE and provide working capital to the seller. At closing, W&V assumed the $1,000,000 note of DOPE to Trans-High which was deemed part of the purchase price. The $1,000,000 was obtained by virtue of an increase in the existing senior secured credit facility of the Company and its subsidiaries with ExWorks.

The acquisition of the DOPE Media assets was consummated on October 10, 2018, at which time the 909,129 shares of Class A Common Stock were placed in escrow and are subject to increase or decrease to provide $10,000,420 in value following consummation of the Public Offering based on the 10-day volume weighted average per share price of the Class A Common Stock calculated from the date on which trading of such shares commences.

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●	The Chalice Companies: On October 29, 2018, Hightimes Holdings and Chalice Holdings Inc., the Company’s newly formed acquisition subsidiary (“CHI”), entered into an asset purchase agreement with Gemini Finance Corp., a Delaware corporation (“Gemini”), to acquire from Gemini substantially all of the assets and business of Wisdom Apparatus and Chalice Festivals USA, both California corporations (together, the “Chalice Companies”). Gemini acquired the assets of the Chalice Companies as a result of its foreclosure in September 2018 on a $587,500 secured note issued by the Chalice Companies to Gemini to evidence a loan made to the Chalice Companies pursuant to a loan agreement and related security agreement dated February 2, 2018. The assets included all inventory, contracts and contract rights, accounts receivable, intellectual property (including the “Chalice” Instagram handles) formerly owned by the Chalice Companies. CHI did not hire any employees of the Chalice Companies or assume any liabilities associated with the acquired assets.

The purchase price for the acquired assets was $560,000 paid in the form of a 5% senior secured promissory note of CHI and Hightimes Holding, which note was due on March 29, 2019 (the “Chalice Note”) and is secured by a pledge of the capital stock of CHI and a lien and security interest on the acquired assets. The note was assigned in December 2018 to High Times Productions Inc. If not paid when due, by its terms, the principal amount of the Chalice Note increased to 120% of the original principal amount. The Chalice Note provides that upon consummation of the Company’s pending Public Offering and the commencement of trading of its Class A common stock on NASDAQ or the OTCQX Exchange, the promissory note would automatically convert into such number of shares of Hightimes Holding Corp. Class A Common Stock at a conversion price of $11.00 per share (the per share offering price of Hightimes Holding Corp. shares in the Public Offering). On April 29, 2018, Gemini and Hightimes Holding agreed to amend the terms of the Chalice Note to increase the principal amount to $672,000 and extend the maturity date of the Chalice Note to July 1, 2019. On September 9, 2019 Gemini and Hightimes Holding further amended the terms of the Chalice Note to increase the principal amount to $806,400 and extend the maturity dated to November 1, 2019. On November 21, 2019, Gemini and Hightimes Holding further amended the terms of the Chalice Note to increase the principal amount to $967,680. In addition, Gemini agreed to immediately purchase in our pending Regulation A+ public offering, a total of 87,971 shares of Hightimes Class A Common Stock at $11.00 per share and pay for the shares by cancellation of the Chalice Note.

The Chalice Companies formerly sponsored and conducted music and art festivals in California and other locations where recreational cannabis is legal and at such festivals the on-site cannabis purchases and consumption are made available. Hightimes Holding Corp., through its High Times Productions Inc. subsidiary, intends to re-establish the music and art festivals formerly conducted by the Chalice Companies.

●	BIG Publications. On December 5, 2018, Hightimes Holding Corp. and a newly formed acquisition subsidiary (“Mergerco”) entered into a merger agreement with BIG Publications LLC, a Florida limited liability company (“BIG”), and its sole member Gustavo Gonzalez (the “BIG Merger Agreement”). BIG does business as Buyers Industry Guide®, a publication that enables retailers to access a complete list of manufacturers and distributors of products related to the cannabis industry, and is also engaged in the business of sponsoring and operating an annual trade shows known as the BIG Industry Show that target and exhibit various smoke, vape, cannabis and grow products in a business-to-business setting.

Under the terms of the BIG Merger Agreement, BIG will merge with Mergerco with Mergerco remaining as the surviving company following the merger (the “BIG Merger”). At closing Mergerco will change its name to BIG Publications, LLC. In consideration for the BIG Merger, at closing Mr. Gonzalez will receive $2,420,000 in cash, 401,818 shares of Hightimes Holding Corp. Class A Common Stock, and a 6% Hightimes Holding note due December 31, 2019 in the principal amount of $1,339,420. The note will be secured by a pledge of the equity of Mergerco. Consummation of the closing of the BIG Merger, which was originally scheduled to occur as late as February 5, 2019, is subject to a number of conditions, including completion of a satisfactory due diligence investigation by Hightimes Holding, delivery of disclosure schedules, the consent of ExWorks to the transaction and listing or quotation of the Hightimes Holding Class A Common Stock on an acceptable securities exchange, such as the OTCQX or NASDAQ.

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On May 17, 2019, Hightimes Holding entered into amendment no. 1 to the merger agreement with BIG and its shareholder to extend the closing date of the proposed acquisition to as late as July 31, 2019.  The Company is presently negotiating a further extension of the closing date for the BIG Merger. In addition, in order to consummate the BIG Merger, the Company will be required to raise additional capital or other financing to pay the cash portion of the purchase price. Accordingly, there is no assurance that the Company will otherwise be able to consummate the BIG Merger.

●	Spannabis. On January 11, 2019, the Company and Spannabis Acquisition Corp., the Company’s newly formed acquisition subsidiary (the “Purchaser”), entered into an asset purchase agreement with Feria Del Canamo, S.L., a corporation organized under the laws of Spain (“Feria”), pursuant to which the Purchaser will acquire Feria’s business assets (the “Asset Purchase”). Feria, which does business under the trade name “Spannabis,” owns and publishes a print magazine known as Cannabis Magazine and has for the past 16 years sponsored and conducted an annual trade show for the worldwide cannabis sector in Barcelona, Spain under the name “World Cannabis Conference.”

Under the terms of the Asset Purchase Agreement, Feria has agreed to sell to the Purchaser the following assets: (i) all cash or marketable securities derived from the operation of the Feria’s business; (ii) all sites, domain registrations, trademarks, trade secrets, copyrights and other intellectual property of Feria’s business; (iii) all rights of Feria under Feria’s outstanding advertising agreements; (iv) all rights of Feria to certain contracts with third parties to provide goods or services in connection with the its business; (v) all inventories and receivables of its business on hand as of the closing date of the Asset Purchase; and (vi) all revenues of its business arising from and after the closing date of the Asset Purchase.

In consideration for the sale of the assets and business (i) the Purchaser has agreed to pay to Feria $3,000,000 in cash due at closing, and (ii) Hightimes Holding has agreed to issue to Feria 363,636 shares of Class A Common Stock (as may be adjusted pursuant to the terms of the Asset Purchase Agreement). In addition, under the terms of the Asset Purchase Agreement, Feria has the right to retain any profits earned from hosting the 2019 World Cannabis Conference regardless of when the closing on the Asset Purchase occurs, and has the further right to receive a total of $500,000 for each of the 2020 and 2021 World Cannabis Conference.

Consummation of the closing was scheduled to occur as late as May 31, 2019, and remains subject to a number of closing conditions, including, among other things, completion of a satisfactory due diligence investigation by Hightimes, delivery of disclosure schedules by Feria, final Hightimes board approval, and the consent to the transaction of Hightimes’s senior lender, ExWorks Capital Fund I, L.P. In order to consummate the Spannabis acquisition, the Company will be required to extend the closing date and raise additional equity or debt financing to pay the cash portion of the purchase price. Accordingly, there is no assurance that the Asset Purchase will be consummated. While we have not received an extension of the closing date, we believe we have the right to close and it is still Hightimes’s intention to close on the Spannabis acquisition.

In addition to the proposed BIG Merger and Spannabis acquisition, Hightimes Holding intends to seek additional strategic acquisition opportunities that we believe will enhance our brand and increase our revenues.

Other Business Opportunities

The Company seeks to license the High Times® and Cannabis Cup® trade names, characters and visual and literary properties to various manufacturers, developers and retailers throughout the world. Branded merchandise is sold by its licensees directly through online distribution channels. We generate revenue primarily from licensing its branded properties, including trademarks and media content, to third parties for use on consumer merchandise. Further, we sell our branded merchandise through its direct to consumer internet shopping sites and e-commerce stores. Significant costs include costs of goods sold and distribution expenses, operating labor and retail occupancy costs, product development and marketing.

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Our e-commerce websites currently include 420.com, CannabisCup.com and Hightimes.com, with nearly 4.0 million monthly unique users (74% male, 73% millennials (ages: 18-34)). The 420.com website will be a new on-line store, which High Times Group envisions becoming the “everything store” for cannabis-related products.

Our licensing operations cover a diverse range of products and live event categories. We license the High Times® and Cannabis Cup® brands and properties for use on third-party products or services. High Times Group earns royalties or participate in revenue sharing arrangements with strategic partners, both of which are usually based on a fixed percentage of the wholesale or retail selling price of the products or services.

We intend to increase its efforts to leverage the High Times® and Cannabis Cup® brands. High Times Group is in discussions for the development of branding opportunities, which it will seek to structure as a joint venture, partnership, licensing and royalty agreement.

Below is a sampling of the product licensing, category opportunities the High Times Group is exploring:

●	Licensing to Retail Stores

●	Licensing to Consumption Lounges (formally legalized in California this election cycle)

●	Clothing

●	Rolling Papers

●	Vaporizers

●	Shoes

●	Streetwear

●	Movies, Documentaries and TV: both Historically Scripted and Reality

We believe that the Hight Times® has become the most highly recognized brand in the cannabis industry. And we believe that the High Times Group, through its Cannabis Cup and other events, connects more cannabis consumers with cannabis brands than any other company in the world. Due to the High Times Group’s unique positioning in the cannabis space, we believe that considerable monetization opportunities are available in brand licensing and ecommerce. The High Times Group intends to leverage its brand and platform to showcase promotions of quality products associated with cannabis to the over 30 million Americans who are enthusiasts for medical and recreational cannabis, as well as to companies who wish to grow and sell cannabis in states where the growing and dispensing of medical and/or recreational cannabis is permitted. The High Times Group intends to expand our Cannabis Cup™ events internationally and into Canada where the use of cannabis for both medical and recreational purposes is expressly permitted.

The High Times Group’s revenue base consists of the sale of tickets for admittance to the Cannabis Cup events, entrance fees to the Cannabis Cup competitive events, recurring print and on-line subscriptions to, and advertising sales in, the High Times Magazine®, and direct merchandising sales, sponsorship sales and licensing fees. The High Times Group manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

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RESULTS OF OPERATIONS: All numbers, other than share numbers, are in thousands

For the Six Months Ending June 30, 2019 Compared with the Six Months Ending June 30, 2018

Revenues:

(in thousands 000’s)	For The Six Months Ended June 30, 2019	For The Six Months Ended June 30, 2018	Net Change $	Net Change %
Revenue by Type
Festivals, events, competitions	$6,701	$7,047	$(346)	-4.9%
Publishing and advertising	$3,819	$1,621	$2,198	135.6%
Merchandising and branding	$183	$202	$(19)	-9.4%
Total Revenue	$10,703	$8,870	$1,833	20.7%

Revenue by Geographical Location
US Domestic Revenue	$10,730	$8,870	$1,833	20.7%
International Revenue	$0	$0	$0	0%
Total Revenue	$10,730	$8,870	$1,833	20.7%

Total Revenue

Total revenues increased by $1,833, or 20.7%, to $10,703 for the six months ended June 30, 2019 from $8,870 for the six months ended June 30, 2018. U.S. revenues comprised 100% of total revenues for the six months ended June 30, 2019 and for the six months ended June 30, 2018. Overall results for revenue being reported for the six months ended June 30, 2019 was affected by slightly lower attendance and booth sales for events staged to date, as well as lower merchandising and branding revenues from lower store sales, all of which was offset by higher publishing and advertising revenue due to the acquisition of DOPE and Culture magazine and websites.

Total festival, events and competition revenues decreased by $346, or 4.9%, to $6,701 for the six months ended June 30, 2019 from $7,047 for the six months ended June 30, 2018. Total festival revenue represented 62.6% and 79.4% of total revenues for the six months ended June 30, 2019 and 2018, respectively. Total festival revenues for the six months ended June 30, 2019 were comprised of revenues from the U.S. only as there were no international events staged during the period. This is the same for the six months ended June 30, 2018 festival revenue that was wholly comprised of US revenues as there were no staged international events. There are presently no international staged events planned for the current 2019 fiscal year, compared to one international cup staged event held in July 2018 in Amsterdam.

The net decrease in festival revenues was due to a decline in attendance and booth sales for the regular annual California events held in San Bernardino, Sacramento and Santa Rosa at the start the year as compared to the prior year’s attendance and booth sales at those events. The combination of the first Michigan event of the year having record attendance and selling out booth space, as well as first-time events in Daly City (California) and a DOPE Cup in San Bernardino, were not enough to offset the lower revenue earned at the Company’s regularly staged California stage events. In addition to the decrease in revenue from the cup events, there was a reduction in the number of smaller sponsored events as compared to last year for the same period that contributed to the lower segment revenue.

For the six months ended June 30, 2019 there were six Cup Events (one in each of Sacramento, Sonoma, Michigan and Daley City and two in San Bernardino) and two one-off sponsored events compared to four Cup Events (San Bernardino, Sacramento, Sonoma, and Michigan) and five one-off sponsored events. for the six months ended June 30, 2018

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The Company’s publishing and advertising revenues showed an increase of $2,198, or 135.6%, to $3,819 for the six months ended June 30, 2019, from $1,621 for the six months ended June 30, 2018. This increase was primarily a result of additional revenue from the late 2018 acquisition of Dope Magazine and Culture Magazine that amounted to advertising sales of $1,710 for the current period. The additional revenue breaks down as $1,552 for print, $81 for social media, and $77 for web advertising. The additional increase in publishing and advertising revenue was generated from High Times social media service revenue that increased over the prior year to offset the decline in print, newsstand and subscription revenue, as well as web advertising. While there has been an overall growth in revenue for publishing and advertising since the Company’s acquisition of the Dope and Culture assets, the growth for the six month period ending June 30, 2019 was not as high as prior projections due to a delay in integrating all of the properties into the Company’s operations. Following the integration and consolidation of each entities’ staff, the additional web properties are projected to increase the amount of ad inventory space that can be monetized by the Company’s sales staff and, thus, is expected to contribute to the growth of total digital advertising and social media service revenue in the second half of 2019 as compared to the prior fiscal year.

Merchandising and branding revenue showed a decrease of $19, or 9.4%, to $183 for the six months ended June 30, 2019, from $202 for revenue recorded during the six months ended June 30, 2018 due to lower on-line store revenues. The decrease in on-line store revenue is due to a turnover in staffing and management of the store. There has been a re-organization of staff and resources to build up sales on-line and increase the Company’s merchandise presence at events. We expect the results of the re-organization to be seen later in the current fiscal year through higher merchandise sales. The re-organization of staff has also led to new licensing deals that were signed late in the current period and are expected to come on-line and into production late in the current fiscal year.

Revenue by Geographical Location

U.S. revenues increased by $1,833, or 20.7%, to $10,703 for the six months ended June 30, 2019 from $8,870 for the six months ended June 30, 2018 due to an increase in publishing and advertising revenue that is a result of the acquisition of the Dope and Culture Magazine assets.

There was no international revenue to report for the six months ended June 30, 2019 and for the six months ended June 30, 2018. While international events were initially planned, they were not able to be staged for various reasons including securing permits and availability of venue open dates. The Company has had an earlier start in working to secure international events for the fiscal year 2020, which will lead to an increase in overall event revenue and the number of staged events on a global basis.

Cost of revenues:

Our costs of revenues were composed of the following amounts:

(in thousands 000’s)	For The Six Months Ended June 30, 2019	For The Six Months Ended June 30, 2018	Net Change $	Net Change%

Festivals, events, competitions	$6,561	$7.529	$968	12.9%
Publishing and advertising	$1,366	$524	$(842)	-160.7%
Total Cost of Revenue	$7,927	$8,053	$126	1.6%

The cost of revenues decreased by $126, or 1.6%, to $7,927 for the six months ended June 30, 2019 from $8,053 for the Six Months Ended June 30, 2018. Expressed as a percentage of revenues, cost of revenues was 74.1% and 90.8% for the six months ended June 30, 2019 and 2018, respectively. The total cost of revenues decreased by 1.6% at the same time as overall revenues increased 20.7% during the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, which decreased the cost of revenue as a percent of revenue and increased the gross profit margin for the period from 9.2% to 25.9%.

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Festival, events and competitions costs as a percentage of related revenues were a 97.9% and 106.8%, respectively, for the six months ended June 30, 2019 and 2018. The decrease in actual festival costs of $968, or 12.9%, to $6,561 from $7,529 for the six Months Ended June 30, 2019 and 2018, respectively, was driven by a decrease in talent costs ($937 decrease) and related required additional staging costs at each Cup Event ($710 decrease in production costs) , partially offset by higher Advertising and Promotion costs ($372 increase) and ticket processing costs ($55 increase). The smaller sponsored events are lower in cost to stage and have a higher gross profit as a percentage than the Cup Events and also contributed to the lower overall production costs and the higher gross profits from festivals and events staged during the six months ended June 30, 2019 as compared to the same period during the prior year. The actual gross profit for the segment increased 129.0%, from a negative $482 to a positive net profit of $140, for the six months ended June 30, 2018 and 2019, respectively, due to a decrease in talent and production costs related to staging the Cup Events produced during the period as compared to the prior year. The gross profit margin on events increased from (6.8%) to 2.1% for the six months ended June 30, 2018 and 2019, respectively.

The combined Publishing & Advertising and Merchandising & Branding costs as a percentage of related revenues were 34.1% and 28.7%, respectively, for the six months ended June 30, 2019 and 2018. Overall the actual costs of publishing and merchandising increased $842, or 160.7%, due to higher ecommerce costs from moving the store operation in-house, and higher costs from the printing of Dope Magazine and Culture Magazine. The proposed consolidation and integration of operations for the three magazines and four websites is one cost savings strategy that is projected to bring costs as a percent of print activity down to the historic lower percentages. The gross profit for the segment increased 140.3% from $1,097 to $2,636 for the six months ended June 30, 2018 and 2019, respectively, due to higher overall revenues. The gross margin increased from 60.2% to 65.9% for the Six Months Ended June 30, 2018 and 2019, respectively, due to the higher increase in revenue cost as a percentage then the increase in costs as a percentage.

Operating expenses:

Our Operating expenses are composed of the following marketing and advertising expenses, professional fees, and general administrative expenses, as detailed below.

(in thousands 000’s)	For The Six Months Ended June 30, 2019	For The Six Months Ended June 30, 2018	Net Change $	Net Change %
Marketing and advertising	$444	$141	$(303)	-214.9%
Professional fees	$1,813	$1,207	$(606)	-50.2%
General and administrative	$10,921	$4,848	$(6,073)	-125.3%
Depreciation and amortization	$893	$121	$(772)	-638.0%
Total Operating Costs	$14,071	$6,317	$(7,754)	-122.7%

Totals for depreciation and amortization expense for both the six months ended June 30, 2019 and 2018, respectively, includes $112 and $0 of impairment on intangibles.

Operating expense increased by $7,754, or 122.7%, to $14,071 for the six months ended June 30, 2019 from $6,317 for the six months ended June 30, 2018. Expressed as a percent of revenues, operating expenses increased to 131.5% for the six months ended June 30, 2019 from 71.2% for the six months ended June 30, 2018. The major variance in the net increase in total operating costs was a result of an increase in equity compensation of $3,333 that was related to additional stock and options granted during the period, higher employee compensation and related taxes and benefits of $1,491 from the higher headcount. Additional increases in rent and travel and entertainment expenses were related to the additional staff and offices from the Dope Magazine and Culture Magazine asset acquisitions. The equity compensation booked was $4,992 and $1,659 for the six months ended June 30, 2019 and 2018, respectively. Adjusting for these non-cash equity compensation costs, impairment,($112) and amortization of intangible assets from the acquisition ($660), total operating costs would have been $8,307 for the six months ended June 30, 2019, which would have been a $3,649, or 78.3%, increase from the $4,658 adjusted total for the six months ended June 30, 2018. The net increase in the adjusted cost totals is mostly due to additional payroll and office costs related to staffing increases as an result of the acquisitions of the DOPE Magazine and Culture Magazine assets, and an increase in professional fees to cover the additional legal and audit work from the ongoing Regulation A+ offering and the related process in listing the company.

10

Marketing and advertising expense for non-event company branding increased by $303, or 214.9%, to $444 for the six months ended June 30, 2019 from $141for the six months ended June 30, 2018. The large increase is mostly due to an increase in corporate communications services and additional advertising in branding of the Company during the Regulation A+ offering. The ratio of the advertising costs as compared to revenues was 4.1% for the six months ended June 30, 2019 as compared to 1.6% for the six months ended June 30, 2018.

Professional fees increased by $606, or 50.2%, to $1,813 for the six months ended June 30, 2019 from $1,207 for the six months ended June 30, 2018. The overall increase in professional fees is due to the increase in legal work required from the Company’s Regulation A+ offering and related fillings for the year, as well as an increase in the equity compensation charge related to non-cash stock and options granted and booked during the period. Adjusting professional fees for the non-cash consulting equity compensation costs of $441 and $206 for the six months ended June 30, 2019 and 2018, respectively, results in an increase of $371, or 37.1%, from $1,001 for the six months ended June 30, 2018 to $1,372 for the six months ended June 30, 2019. In summary, the increase in professional fees is due to the additional costs for the various filings related to the Company’s ongoing Regulation A+ offering and costs related to the market listing process.

General and administrative expenses increased by $6,073, or 125.3%, to $10,921 for the six months ended June 30, 2019 from $4,848 for the six months ended June 30, 2018. One major contributor to the increase in general and administrative expense was the result of the recording of employee stock option compensation costs of $4,551 for the six months ended June 30, 2019 as compared to $1,453 recorded for the six months ended June 30, 2018. Adjusting for the non-cash equity compensation costs, the total general and administrative expense for the six months ended June 30, 2019 would be $6,370 compared to an adjusted total of $3,395 for the six months ended June 30, 2018. The adjusted total variance of $2,975 is from the increase of $1,491 in payroll, benefit costs and other related employee costs from the acquisitions of the DOPE Magazine and Culture Magazine assets and bringing the majority of the former employees on staff. Rent also increased by $175 due to adding offices in Seattle and Corona and due to the New York City office lease assumed by the Company from Planetout Inc., which is offset by the subleasing income through April 30, 2019 that is recorded as other income. The other increase in costs are related to the increase in staff as compared to last year for the same period with increases in travel costs, office supplies, and additional integration costs from the acquisitions made during the year. Expressed as a percentage of revenues, general and administrative expense increased to 102.04% (59.5% if adjusted for the stock option compensation expense) for the six months ended June 30, 2019 from 54.7% (38.3% if adjusted for the stock option compensation expense) for the six months ended June 30, 2018. The increase is due to a higher increase in general and administrative costs as a percent compared to a lower increase in revenue as a percent.

Depreciation and amortization expense

Net of recording $112 of impairment of intangibles, depreciation and amortization expense increased by $660, or 545.5%, to $893 for the six months ended June 30, 2019 from $121 for the six months ended June 30, 2018. The increase was due to the amortization of intangibles that were part of the purchase price allocation in the Dope Magazine and Culture Magazine asset acquisitions. The amortization related to the acquisitions was $660 for the six months ended June 30, 2019. There were no new assets put into service for the current year or last year which accounts for the same amount of deprecation of $121 recorded in both years in the same time period.

11

Operating loss from continuing operations

Our net operating loss increased $5,795, or 105.4%, to $11,295 for the six months ended June 30, 2019 as compared to a $5,500 loss for the six months ended June 30, 2018. The operating net loss margin increased to 105.5% for the six months ended June 30, 2019, from 62.0% for the six months ended June 30, 2018. In summary, the majority of the increase in net operating loss as a percentage of revenue was primarily due to the increase in non-cash expenses for equity compensation charge of $3,333 ($4,992 in the current year compared to $1,659 in the prior year for the same period), and impairment and amortization on intangibles of $772 for the same period. Adjusting for these non-cash operating expenses charges the net operating loss to $5,531 with an operating net loss margin of 51.7% for the six months ended June 30, 2019. This is an increase loss of $1,690 or 44.0% in the adjusted net operating loss reported for the six months ended June 30, 2018 of $3,841 with an operating net loss margin of 43.3%.

Interest expense, net

Net interest expense decreased $658, or 20.6%, to $2,537 for the six months ended June 30, 2019 as compared to $3,195 for the six months ended June 30, 2018. The lower interest expense is due to the conversion and paydown of approximately $28,500 in purchase notes due to the original owners of Trans-High Corporation (the “Purchase Note Holders”) in late 2018. The reduction in interesting bearing debt reduce the amount of interest accrued and expensed for the six months ended June 30, 2019.

Change in fair value in derivative

In 2017 the Company issued a warrant to its senior lender for the line of credit that was used to finance the acquisition of Trans-High Corporation. The warrant is deemed a derivative due to the terms that it exercises into 2.75% of shares of Class A common stock based on the number of deemed issued shares at the time of exercise. The change in the fair value of the derivative was recorded as Other Expense. The Company in 2018 issued an additional warrant to the senior lender under the same terms as the first one issued and exercises into 2.25% of Common A Shares based on the number of deemed issued shares at the time of it being exercised. The combined change in fair value of the two senior loan holder warrants was a net gain of $76 for the six months ended June 30, 2019, compared to an expense of $8,567 recorded for the six months ended June 30, 2018.

In addition to the senior lender warrants, an additional $64 in net gain was record for the warrants issued to the Purchase Note Holders in late 2018 in exchange for forgiveness of interest, and a net gain of $11 was recorded on a junior note for event lease rights, for a total of $151 net gain in the change in fair value in derivative and warrant liability for the six months ended June 30, 2019.

Change in fair value of investment securities

In 2017 the Company received common shares from Cannabis Sativa Inc in lieu of cash payment for a lock-up event service agreement valued at $1,000. The investment was classified as a Level 1 financial instrument at December 31, 2017. For the six months ended June 30, 2018, the same shares as mentioned before were returned as part of terminating agreements between the companies resulting in recording a net loss of $1,405 in the change in fair value of investment securities. The Company was holding no investment securities as of the six months ended June 30, 2019.

Change in fair value of convertible notes

The modified terms under the Second Amendment for the Company’s senior secured note were considered substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. Based on the modification the new senior notes and all future notes are recorded using the fair value method. The net change in the fair value of all notes resulted in a net gain of $2,396, which is included in other non-operating expense, for the six months ended June 30, 2019 compared to a net gain of $163 record for the six months ended June 30, 2018. As the terms of the various notes near their maturity date the net change in fair value becomes a net gain as it recaptures the prior recorded net loss when the notes had a long-term life.

12

Finance charges

Finance charges of $731 were $600, or 45.1%, lower for the six months ended June 30, 2019 as compared to the $1,331 recorded for the six months ended June 30, 2018. The lower charges were from lower success fees and other costs charged by the senior note holder and other junior note holder for the current year amendments and new loans compared to the fees and other costs charged in the prior year.

Other net Income and Expenses

Other net income and expenses was a net income of $70 for the six months ended June 30, 2019, as compared to a net income of $94 for the six months Ended June 30, 2018. The decrease in income was due to lower rental income from the sub-lease with Pride Media in the New York office, as Pride Media left the space in April 2019 and the Company moved-in leaving a few months of rent this year as compared to last year for the same period of time. The lease had been assumed by Trans-High Corporation from Planetout Inc. in November 2018. Other income was from a vendor review of accounts payment for invoices that were no longer due form prior years, which was offset by the closing of customer sales invoices from prior years that were deemed uncollectable or were still open due to prior mismatched payments.

Net loss

Our net loss decreased by $7,803, or 39.5%, to a net loss of $11,946 for the six months ended June 30, 2019, as compared to a net loss of $19,749 for the six months ended June 30, 2018. The decrease in the net loss was primarily the result of the factors noted above with respect to our increase loss from continuing operations and decrease in non-operating expenses.

Liquidity

As of June 30, 2019, our contractual obligations consisted of senior long term debt obligations, interest payments on debt, capital lease obligations, convertible note obligations, lease commitments and other related party loans. As of June 30, 2019, these outstanding debt obligations totaled of $49,514, of which $1,490 is now in default and due on demand. However, of the $49,514 in debt obligations, upon consummation of our trading on the OTCQX or listing on another national securities exchange, more than $33,000 of the Company’s debt will be eligible for conversion into Class A Common Stock as follows: $15,362 of the above outstanding indebtedness will automatically convert into shares of our Class A Common Stock at $11.00 per share and up to $18,000 of such outstanding indebtedness is convertible, at the option of the holder, into shares of our Class A Common Stock pursuant to their respective agreements. While the Company’s listing and trading has been delayed for reasons largely beyond the Company’s control, the Company expects to be trading by the end of January 2020, at which time, as stated above, a significant portion of the debt will automatically convert into shares of our Class A Common Stock.

Item 2. Other Information

None.

13

Item 3. Financial Statements

HIGHTIMES HOLDING CORP.

June 30, 2019

INDEX - Financial Statements (Unaudited)

F-1

Hightimes Holding Corp.

Condensed Consolidated Statements of Balance Sheets

(in thousands except share, per share, and stated value per share)

(Unaudited)

	June 30, 2019	December 31, 2018
Assets
Current assets
Cash	$12	$1,178
Accounts receivable, net	3,925	3,741
Income tax receivable	-	25
Employee advances	4	10
Deferred costs and prepaid expense	5,122	4,469
Total current assets	9,063	9,423

Fixed assets and technology, net	567	689
Intangible assets	5,797	6,457
Goodwill	6,895	6,895
Investment in Spectrum King LED	1,500	1,500
Other assets	130	48
Total assets	$23,952	$25,012

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$12,573	$9,605
Derivative and warrant liability	13,844	13,996
Deferred revenue	3,679	4,450
Deferred tax liability	426	426
Capital lease obligation	8	8
Notes payable - non-related party, short term	4,210	3,310
Notes payable - related party	2,948	2,948
Convertible notes, fair value	27,080	24,864
Convertible notes payable	375	375
Convertible share purchase note - related party, short-term	3,046	3,046
Total current liabilities	68,189	63,028

Capital lease obligation - long term	27	32
Notes payable - non-related party, long-term	77	1,087
Total liabilities	68,293	64,147

Stockholders’ deficit:
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 24,670,464 and 24,384,571 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	2	2
Stock subscription receivable	(1,144)	(904)
Additional paid in capital	61,956	54,976
Accumulated deficit	(105,155)	(93,209)
Total stockholders’ deficit	(44,341)	(39,135)
Total liabilities and stockholders’ deficit	$23,952	$25,012

See Accompanying Notes to Financial Statements.

F-2

Hightimes Holding Corp.

Condensed Consolidated Statements of Operations

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Revenue
Festivals, events and competitions	$6,701	$7,047
Publishing and advertising	3,819	1,621
Merchandise and branding	183	202
Total revenue	10,703	8,870

Cost of goods sold
Festivals, events and competitions	6,561	7,529
Publishing and advertising	1,336	459
Merchandise and branding	30	65
Total cost of goods sold	7,927	8,053
Gross profit	2,776	817

Operating expenses:
Sales and marketing	444	141
General and administrative	10,922	4,848
Professional fees	1,813	1,207
Impairment on intangibles	112	-
Depreciation and amortization	781	121
Total operating expenses	14,072	6,317
Loss from operations	(11,296)	(5,500)

Other income (expense):
Interest expense, net	(2,537)	(3,195)
Change in fair value of derivative and warrant liability	152	(8,575)
Change in fair value of investment securities	-	(1,405)
Change in fair value of convertible notes	2,396	163
(Gain) / loss from settlement of debt	-	-
Finance charges	(731)	(1,331)
Other income	70	94
Total non-operating expenses	(650)	(14,249)

Net loss	(11,946)	(19,749)

Net loss per shares, basic and diluted	$(0.49)	$(0.97)
Weighted average common shares outstanding, basic and diluted	24,472,592	20,326,371

See Accompanying Notes to Financial Statements.

F-3

Hightimes Holding Corp.

Condensed Consolidated Statements of Stockholders’ Deficit

For the six months ended June 30, 2019 and 2018

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Common Stock Class A		Stock Subscription	Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Receivable	Capital	Deficit	Deficit
Balance as of December 31, 2017	19,876,903	$2	$-	$2,485	$(51,942)	$(49,455)
Issuance of common shares for cash	262,942	-	-	1,807	-	1,807
Issuance of common shares for conversion of promissory notes	1,534,090	-	-	22,500		22,500
Issuance of common shares for intangible asset purchase	577,651	-	-	6,250	-	6,250
Issuance of common shares for the purchase of Dope Media	909,130	-		10,000		10,000
Public offering, net	1,223,855	-	(904)	8,952	-	8,048
Stock-based compensation	-	-	-	2,982	-	2,982
Net loss	-	-	-	-	(41,267)	(41,267)
Balance as of December 31, 2018	24,384,571	$2	$(904)	$54,976	$(93,209)	$(39,135)
Issuance of common shares for services	39,600	-	-	436		436
Issuance of common shares for Amendment to ExWorks Convertible Note	37,500	-	-	413	-	413
Public offering, net	208,793	-	(240)	1,139	-	899
Stock-based compensation	-	-	-	4,992	-	4,992
Net loss	-	-	-	-	(11,946)	(11,946)
Balance as of June 30, 2019	24,670,464	2	(1,144)	61,956	(105,155)	(44,341)

See Accompanying Notes to Financial Statements.

F-4

Hightimes Holding Corp.

Condensed Consolidated Statements of Cash Flows

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities
Net loss	$(11,946)	$(19,749)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	781	121
Allowance for doubtful accounts	-	225
Issuance of common shares for service	436	-
Issuance of common shares for Amendment to ExWorks Convertible Note	413	-
Stock-based compensation	4,992	1,659
Financing fee on ExWork note	200	16
Amortization of debt discount	33	39
Change in fair value of derivative and warrant liability	(152)	8,575
Change in fair value of investment securities	-	1,405
Change in fair value of convertible notes	(2,396)	(163)
Impairment on intangibles	112	-
Changes in operating assets and liabilities:
Accounts receivable	(184)	(1,175)
Income tax receivable	25
Employee advances	6	3
Prepaid expenses and other current assets	(735)	(1,303)
Accounts payable and accrued liabilities	3,055	5,921
Deferred revenue	(771)	338
Net cash used in operating activities	(6,131)	(4,088)

Cash flows from investing activities:
Advances on notes receivable	-	(86)
Purchases of fixed assets	-	(2)
Net cash used in investing activities	-	(88)

Cash flows from financing activities
Payment for capitalized lease obligations	(4)	(13)
Proceeds from line of credit	-	1,500
Payments for debt issuance cost	-	(16)
Proceeds from notes payable	1,220	-
Payment of notes payable	(1,450)	(13)
Proceeds from notes payable related parties	-	1,848
Payment of notes payable related parties	-	(986)
Proceeds from convertible notes, fair value	4,300	-
Proceeds from public offering, net	899	-
Proceeds from issuance of common stock	-	1,807
Net cash provided by financing activities	4,965	4,127

Net change in cash	(1,166)	(49)

Cash, beginning of period	1,178	118
Cash, end of period	$12	$69

Supplemental disclosure of cash flow information:
Cash paid for interest	$905	$745

Non-cash investing and financing activities:
Assumed leasehold improvements by debt	$-	$131
Unpaid intangible asset purchase	$-	$500
Issuance of common shares for intangible asset purchase	$-	$6,250
Stock subscription receivable - public offering	$240	$-
Cannabis Sativa agreement termination - reverse balance of deferred revenue	$-	$729

See Accompanying Notes to Financial Statements

F-5

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Note 1 – Nature of Business

Hightimes Holding Corp. (“Holding” or the “Company”) was incorporated in Delaware in December 2016 for purposes of acquiring 100% of the capital stock of Trans-High Corporation (“Trans-High”) and its subsidiaries comprising the THC Group (the “THC Group”). Founded in 1974, the THC Group has historically engaged in the publication of a monthly print and on-line magazine and the production and sponsorship of trade shows and events. Our strategic goal is to monetize the intellectual property of the THC Group and the “High Times®” brand. The THC Group also contemplates various other e-commerce initiatives and licensing opportunities for the “High Times®” brand, including the development of an e-commerce store offering clothing and other products associated with cannabis. Holding and its subsidiaries may be referred to herein as “Hightimes Group.”

The Company and its direct and indirect subsidiaries do not currently cultivate, manufacture or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, although cannabis and products utilizing or relating to cannabis have been used and sold at the trade shows and festival events operated by the THC Group since 2010 in states that permit the medical and/or recreational use of cannabis.

The Company and the THC Group believes that it has become the highest regarded information source for the cannabis industry. Due to its unique positioning in the cannabis space, the Company and the THC Group believes that considerable monetization opportunities present themselves in brand licensing and ecommerce. According to a 2017 survey conducted by Marist College and Yahoo, some 35 million Americans are “regular” cannabis users. The Company intends to leverage its brand and platform to showcase promotions of quality products associated with cannabis to the more than 30 million Americans cannabis enthusiasts, as well as to companies who wish to grow and sell cannabis in states where the growing and dispensing of medical and/or recreational cannabis is permitted. The Company and the THC Group have expanded our Cannabis Cup™ events into jurisdictions where the use of cannabis for both medical and recreational purposes is expressly permitted.

The High Times Group’s current revenue base consists of the sale of tickets for admittance to the Cannabis Cup events, entrance fees to the Cannabis Cup competitive events and music and entertainment venues, sponsorship of events, and digital marketing from social platforms, and recurring print and on-line subscriptions to, and advertising sales in, High Times Magazine®, Culture® Magazine, DOPE Media, as well as direct merchandising sales, sponsorship sales and licensing fees. The High Times Group manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

Note – 2 Summary of Significant Accounting Polices

There have been no material changes in the Company’s significant accounting policies from those previously disclosed in the Company’s 2018 Annual Report on Form 1-K.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Trans-High Corporation (“THC”), Culture Pub Inc., Wilshire & Veteran Media Corp. and Chalice Holdings, Inc. The accounts also include THC’s wholly owned subsidiaries High Times Production, Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc., and Planet Hemp, Inc. All of the Company’s subsidiaries are active except Chalice Holdings, Inc., and all of the Trans-High Corporation subsidiaries are inactive except for High Times Productions, Inc. All intercompany transactions have been eliminated.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. They may not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

F-6

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. The Company’s significant estimates include, but are not limited to, useful lives assigned to intangible assets, fair value of stock options and warrants, stock-based compensation, common stock issued to advertising license advance, investments, provisions for income taxes and contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred a net loss of $11.9 million for the six months ended June 30, 2019. As of June 30, 2019, the Company has an accumulated deficit of $105.2 million. Because of recurring operating losses, net operating cash flow deficits, and an accumulated deficit, there is substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the financial statements. The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has not made adjustments to the accompanying consolidated financial statements to reflect the potential effects on the recoverability and classification of assets or liabilities should the Company be unable to continue as a going concern.

The Company continues to incur ongoing administrative and other operating expenses, including public company expenses, in excess of revenues. While the Company continues to implement its business strategy, it intends to finance its activities by:

●	managing current cash and cash equivalents on hand from the Company’s past debt and equity offerings by controlling costs,

●	seeking additional financing through sales of additional securities

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at June 30, 2019 and 2018 are as follows:

	For the Six Months Ended June 30,
	2019	2018
Convertible notes and accrued interest	3,020,251	3,623,219
Warrants to purchase common stock	1,298,487	1,248,767
Options to purchase common stock	3,051,479	2,170,331
Non-vested restricted stock units	530,000	-
Total	7,900,217	7,042,317

Recent Accounting Pronouncements

Standards implemented

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company adopted ASU 2018-07 on January 1, 2019 and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

F-7

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company adopted ASU 2018-13 on January 1, 2019 and the adoption of this standard did not have a material impact on its consolidated Financial Statements.

Standards to be implemented

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The FASB subsequently issued ASU 2016-10, Revenue from Contracts with Customers: (Topic 606) Identifying Performance Obligations and Licensing, to address issues arising from implementation of the new revenue recognition standard. The effective date is the Company’s annual fiscal year 2019 and interim periods, thereafter, using one of two retrospective application methods: the full retrospective method or the modified retrospective method. The Company plans to adopt the standard in fiscal year 2019 using the modified retrospective method. While this assessment is still in progress, the Company does not believe there will be a significant impact to the timing and recognition of revenue. In conjunction with its continuing assessment of the impact of the new guidance, the Company is also reviewing and updating its internal controls over financial reporting to ensure that information required to implement the new standard is appropriately captured and recorded. In addition, the Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB or others, which may impact its current expectations.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718), which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The financial information included in the Company’s 2019 Annual Report will be updated for the January 1, 2019 adoption date; this new guidance will be reflected for the first time in the Company’s 2019 Annual Report but effective as of January 1, 2019 in that filing. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

In February 2016 the FASB issued ASU No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10 and ASU 2018-11 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for annual and interim periods beginning after December 15, 2019 for emerging growth companies, with early adoption permitted. The Company is currently evaluating the impact of the pending adoption of Topic 842 on its consolidated financial statements. The Company currently expects that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon adoption of Topic 842, which will increase the total assets and the total liabilities that the Company will report relative to such amounts prior to adoption.

Note 3 – Notes at Fair Value

ExWorks

On February 8, 2018, ExWorks and the Hightimes Group entered into a Third Amendment to the ExWorks Loan Agreement. Pursuant to the Third Amendment (a) ExWorks increased the outstanding principal amount of its loan to the Hightimes Group by $1,500, from $11,500 to $13,000, (b) the amendment changed the now $13,000 senior secured convertible note to mature on February 28, 2020, (c) in addition to the existing ExWorks warrant issued in February 2017, the Company issued to ExWorks an additional five year warrant to purchase an additional 2.25% of its deemed issued Class A Common Stock as defined by the warrant terms prior to this Offering at an exercise price of approximately $5.28, which is determined by dividing $135,000 by such fully diluted Class A Common Stock 5.0%, and (d) the Company increased the success fee payable to ExWorks under the prior loan agreement from $1,500 to $2,800; provided, that to the extent that the ExWorks loan remains outstanding after February 28, 2019, such fee is subject to increase by an amount equal to 10% of the then outstanding debt owed to ExWorks. Under the Third Amendment to the ExWorks Loan Agreement, the Company will be obligated to meet certain financial covenants include maintaining cash and immediately marketable securities equal to outstanding debt after February 28, 2019.

F-8

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

On March 31, 2019, ExWorks and the High Times Group entered into a Seventh Amendment to the Loan and Security Agreement whereby ExWorks waived certain covenant defaults under the loan agreement, as amended, and advanced an additional $2,000 to the High Times Group, of which $1,000 retired unpaid accrued interest and fees and the balance was available as working capital.

On May 20, 2019, ExWorks and the Borrowers entered into an Eight Amendment to the Loan and Security Agreement whereby ExWorks waived certain covenant defaults under the loan agreement, as amended, and advanced an additional $1,400 to the Borrowers, and an amendment fee of $100 that increased the total success fees due at the term to $2,960. The additional funding brings the principal balance to $17,400.

On June 20, 2019, the Company received an additional $600,000 in funding (“Additional Funding”) from ExWorks pursuant to a Ninth Amendment to the Loan and Security Agreement (the “Ninth Amendment”) between the Company and ExWorks, which upon execution was dated as of June 20, 2019. The Additional Funding brings the principal amount borrowed from ExWorks to $18,000. In consideration for the Additional Funding, upon execution of the Ninth Amendment, the Company was obligated to issue 37,500 shares of the Company’s Common Stock to ExWorks. The Additional Funding will be considered a loan advance for purposes of determining the principal balance owed following entry into the Ninth Amendment. The June 20, 2019 Loan Advance is due to be repaid on or before July 31, 2019.

Also, the Company issued ExWorks a warrant to purchase 2.75% of the Company’s fully diluted shares outstanding as of the date the warrant is exercised at fixed exercise price of $0.01 (“Warrant”). The exercise period begins on the earliest of (a) August 31, 2017, (b) the consummation of an Approved Public Listing, or (c) a Change of Control until the February 2022. The warrants did not meet the “fixed for fixed” under ASC 815-40, Contracts in Entity’s Own Equity, therefore, the warrants were classified as a liability. There was no warrant exercised as of June 30, 2019. The fair value of warrant liability was $12,857 and $12,781 as of June 30, 2019 and December 31, 2018, respectively.

On June 6, 2018, ExWorks signed an agreement pursuant to which ExWorks agreed to exercise ExWorks Warrants to purchase an aggregate of 1,298,487 shares of Class A Common Stock and pay the exercise price of the two Warrants through a reduction of $3,046 of principal in the $18,000 Note owed to ExWorks prior to the date of exercise of the Warrants. As of June 30, 2019, this agreement had not been exercised.

As a result of the above amendments, the current fair value of the ExWorks loan was $16,053 as of June 30, 2019.

Broader Media Holdings Convertible Note

On September 26, 2018, the Company entered into an advertising agreement with iHeart Media + Entertainment, Inc. (“iHeart”). Under the terms of the advertising agreement, iHeart has committed to provide the Company with $5,000 of iHeart advertising media inventory within the United States (collectively, the “iHeart Ad Inventory”). In consideration for the purchases of the iHeart Ad Inventory, the Company issued to Broader Media Holdings, LLC (“BMH”), an affiliate of iHeart, an 8% convertible note due on September 26, 2020, with an initial principal amount of $5,000, which may be increased to a maximum of $10,000 in consideration of iHeart’s commitment to provide the Company with one or more Additional iHeart Ad Inventory Tranches equal in amount to the amount of such increase in principal amount (the “BMH Note”). However, upon completion of the Hightimes Pubic Offering, provided that a minimum of $15,000 of gross proceeds are raised and the Company’s Class A voting common stock trades on an “Approved Securities Market” (as defined in the convertible note), all iHeart Ad Inventory purchased and the entire outstanding amount of the BMH Note shall automatically convert into shares of Hightimes Class A common stock at a conversion price equal to the volume weighted average closing prices, as traded on such Approved Securities Market, for the 10 trading days immediately following completion of the Hightimes Regulation A+ Public Offering. On November 1, 2018, the Company increased its principal amount under the BMH Note from $5,000 to $10,000.

The BMH Note is measured at fair value. The Company recorded 9,803 of convertible notes, fair value as of June 30, 2019.

Bio Cup Music Convertible Note

On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset-event right. The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018. The note has not been extended or converted and is currently in default. The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange). Due to the sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note.

F-9

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Gemini Finance Corp Convertible Note for Chalice Cup Assets

October 29, 2018, the Company and Chalice Holdings, Inc., which is a newly formed acquisition subsidiary of the Company (“Chalice”), entered into an agreement with Gemini Finance Corp. (“Gemini”), to acquire substantially all of the assets and business of Wisdom Apparatus and Chalice Festivals USA, both California corporations (the “Chalice Companies”). Gemini acquired the assets of the Chalice Companies as a result of its foreclosure in September 2018 on a $588 secured note issued by the Chalice Companies to Gemini to evidence a loan made to the Chalice Companies pursuant to a loan agreement and related security agreement dated February 2, 2018. The assets included all inventory, contracts and contract rights, accounts receivable, intellectual property (including the “Chalice” Instagram handles) formerly owned by the Chalice Companies. Chalice did not hire any employees of the Chalice Companies or assume any liabilities associated with the acquired assets.

The purchase price for the acquired assets was $560 paid in the form of a 5% senior secured promissory note of Chalice and the Company, which note was due on March 29, 2019 (the “Chalice Note”) and is secured by a pledge of the capital stock of Chalice and a lien and security interest on the acquired assets. The Chalice Note provides that upon consummation of the Company’s pending Public Offering and the commencement of trading of its Class A common stock on Nasdaq or the OTCQX Exchange, the promissory note would automatically convert into such number of shares of Class A Common Stock of the Company at a conversion price of $11.00 per share (the current per share offering price of shares of the Company in the Public Offering).

On April 29, 2019, Gemini Finance Corp., the Company and Chalice entered into the first amendment to the Convertible Secured Note whereby the maturity day was amended to July 1, 2019 and the principal amount is increased to $672.

Silverstein Convertible Note

On June 12, 2019, the Company entered into a convertible promissory note for $500. The convertible note bears interest at a 14% coupon rate and matures on September 20, 2020. The note is convertible at 80% of an initial offering price per share of the Company’s common Stock in an IPO or reverse merger. The Company adopted the fair value option for this note at inception. The fair value of this note was $498 as of June 30, 2019.

Note 4 – Promissory Notes

Kukui Development LLC Note

On March 1, 2017, the Company issued a note in the amount of $125 to be used for working capital needs. The note bears interest at a 0% coupon rate with a maturity date of March 31, 2017. The note has a default coupon rate of 10%, No payments of interest or principal have been paid during the life of the note. The note is due on demand now

The Kukui Development LLC note is measured at cost. The Company recorded a carrying value of $125 for this note as of June 30, 2019.

C6 Capital Agreement

On December 27, 2018, the Company executed an Agreement for the Purchase and Sale of Future Receipts (the “Agreement”) with C6 Capital Funding, LLC (“C6”). Under the Agreement, the Company agreed to sell, assign and transfer the Specified Percentage of the proceeds of each future sale made by the Company (“Future Receipts”) until C6 has received $2,025 (the “Purchased Amount”). “Future Receipts” includes all payments made by cash, check, ACH or other electronic transfer, credit card, debit card, bank card, charge card or other form of monetary payment in the ordinary course of the Company’s business. In consideration, C6 paid the Company $1,485 at closing, comprising a purchase price of $1,500 less an origination fee of $15. The Company also paid an additional underwriting fee of $15. The Company has no right to prepay or otherwise cancel the Agreement.

The Initial Daily Amount to be remitted by the Company to C6 is $12, calculated as (the Average Monthly Sales x a Specified Percentage)/Average Business Days in a Calendar Month. As long as no Event of Default has occurred, the Initial Daily Amount can be adjusted going forward, based the Company’s actual Future Receipts.

The C6 Capital’s Notes are measured at cost. The Company recorded $1.4 million of notes as of June 30, 2019. The Company received proceeds of $0.9 million during the six months ended June 30, 2019 and made payments of $1.0 million during the six months ended June 30, 2019.

F-10

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Silverstein Note

June 26, 2018, the Company issued an unsecured note to Seymour Silverstein (the “Silverstein Note”) in the amount of $850,000 to be used for working capital needs and to retire a related party note with Justin Ehrlich for $500,000. The note bears interest at a 12% coupon rate with a maturity date of September 30, 2018. A principal payment of $156,000 was made on November 2, 2018 to bring the balance to $694,000 as of the year ending December 31, 2018 with $49,000 in accrued interest. The note was extended on June 7, 2019 to October 31, 2019. During the six months ended June 30, 2019, the Company made principal payments of $0.4 million and received proceeds of $0.3 million. The principal balance as of June 30, 2019 was $605.

Note 5 - Prepaid Expense and Deferred Costs.

Prepaid Expense and deferred costs consisted of the following:

Prepaid Expense and Deferred Cost

	June 30, 2019	December 31, 2018
Deferred costs - publishing	$233	$226
Prepaid expenses - advertising	3,734	3,734
Prepaid expenses - events	620	177
Prepaid expenses - other	536	332
Total Deferred costs and prepaid expense	$5,122	$4,469

Note 6 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	June 30, 2019	December 31, 2018
Accounts payable	$8,341	$6,734
Accrued interest	1,386	513
Due to employees	1,405	1,107
Advertising Credits Liability	1,058	1,070
Unclaimed property liability	3	3
Customer credit refund	3	1
Deferred and accrued rent	40	42
Other accrued liabilities	337	135
Total accounts payable and accrued liabilities	$12,573	$9,605

Note 7 – Related Party Transactions

Deferred Compensation

At June 30, 2019 and December 31, 2018, there was deferred compensation related to Adam Levin, the Company’s former Chief Executive Officer (currently the Company’s Executive Chairman), and Kraig Fox, the Company’s current Chief Executive Officer, totaling approximately $1,019 and $760 (including related employer taxes), respectively.

Notes payable

At June 30, 2019 and December 31, 2018, there was $2.9 million, of notes payable to a related party.

Note 8 – Stockholders’ Equity

The total number of shares of all classes of stock which the Company originally had authority to issue was 55,000,000 shares, which included (i) 50,000,000 shares of common stock, $0.0001 par value per share, and (ii) 5,000,000 shares of preferred stock, $0.0001 par value per share. 40,000,000 shares of the Common Stock were designated as Class A common stock and 10,000,000 shares of the common stock were designated as Class B common stock.

F-11

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

The certificate of incorporation of Hightimes Holding Corp. was amended in January 2018 to provide authorized capital stock of 110,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value of $0.0001 per share. An aggregate of 100,000,000 shares of Common Stock are designated as Class A voting Common Stock and 10,000,000 shares of Common Stock are designated as Class B non-voting Common Stock. The 10,000,000 shares of authorized preferred stock may be issued in one or more series containing such rights, preferences and privileges as the Hightimes Holding Board of Directors may, from time to time, designate. No shares of Preferred Stock have been issued.

The Class B Common Stock shall be non-voting and the holders of Class B Common Stock shall not be entitled to vote on any matter requiring the affirmative vote or consent of stockholders of the Company, including, without limitation, the election of directors and for all other company purposes. There are presently no issued or outstanding shares of Class B Common Stock.

Adoption of 2019 Equity Incentive Plan

On March 28, 2019, the Board amended and restated its 2017 Stock Incentive Plan, pursuant to a 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), so as to (i) authorize the issuance of restricted stock units and (ii) increase the maximum number of shares available for issuance from 2,896,299 to 6,000,000 shares of Common Stock.

Offering – Regulation A

On March 12, 2018, the Company’s Offering Statement pursuant to Regulation A on Form 1-A (File No 024-10794) relating to the offering of its common stock was declared effective by the SEC.

Extension of Offering Period and Termination Date of the Offering

On January 31, 2019, Hightimes elected to extend the outside termination date of its Regulation A+ public offering (the “Offering”) from January 31, 2019 to as late as June 30, 2019. Accordingly, the Offering was to terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) June 30, 2019 or (iii) such earlier termination date as deemed appropriate by Hightimes’s management (in each case, the “Termination Date”). During the six months ended June 30, 2019, shareholders had purchased 208,793 shares resulting in net proceeds to the Company of $899.

On June 27, 2019, Hightimes elected to extend the outside termination date of the Offering from June 30, 2019 to as late August 31, 2019. Accordingly, the Offering was to terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) August 31, 2019 or (iii) such earlier termination date as deemed appropriate by Hightimes’s management.

Issuance of Common Stock to ExWorks Capital Fund

On June 20, 2019, the Company received an additional $600 in funding (“Additional Funding”) from ExWorks pursuant to a Ninth Amendment to the Loan and Security Agreement (the “Ninth Amendment”) between the Company and ExWorks, which upon execution will be dated as of June 20, 2019. The Additional Funding brings the principal amount borrowed from ExWorks to $18,000. In consideration for the Additional Funding, upon execution of the Ninth Amendment, the Company was obligated to issue 37,500 shares of the Company’s common stock to ExWorks. The Additional Funding will be considered a loan advance for purposes of determining the principal balance owed following entry into the Ninth Amendment. The Loan Advance is due to be repaid on or before July 31, 2019. As a result, of this amendment the Company issued ExWorks 37,500 shares at a fair value of $413.

Stock Options

During the six months ended June 30, 2019 and 2018, Company recorded compensation expense of $4,992 and $1,659 related to stock-based compensation, respectively

Note 9 - Commitments and Contingencies

Legal Matters

From time to time, the Company becomes the subject of litigation that is incurred in the ordinary course of its business.

F-12

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

The THC Group is involved in a pending litigation in New York State Supreme Court with a former employee who alleges that Trans-High breached his employment agreement and seeks damages of $6,000. The THC Group has counterclaimed against the former employee. The dispute is in the discovery stage. The Company believes that the THC Group has valid defenses and intends to vigorously defend this action.

The Company does not expect the action to have in any significant effect on the financial statements, and that the Company has recorded no contingency in relation to the action.

Note 10 - Business Segment Information

The Company is a diversified media company focused primarily on the cannabis industry marketplace. On the basis of products and services, the Company has established two reportable segments: national media and festivals and event production. The publishing and advertising segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The festivals and event media segment consist primarily of the operations of festivals, (i.e., the Cannabis Cup). Virtually all of the Company’s revenues are generated in the U.S. and substantially all of the assets reside within the U.S. There are no material intersegment transactions.

Non-cash items included in segment operating expenses are depreciation and amortization of fixed and intangible assets.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, the Company’s management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

The following table presents financial information by segment:

	For the Six Months Ended June 30,
	2019	2018
Revenues
Festivals, events and competitions	$6,701	$7,047
Publishing and advertising	3,819	1,621
Merchandise and branding	183	202
Total revenues	$10,703	$8,870

Segment profit (loss)
Festivals, events and competitions	$(4,071)	$(3,359)
Publishing and advertising	83	500
Unallocated corporate	(7,308)	(2,641)
Loss from operations	(11,296)	(5,500)
Other income (expense)	(650)	(14,249)
Loss before income taxes	$(11,946)	$(19,749)

Note 11 - Subsequent Events

Gemini Finance Corp Convertible Note for Chalice Cup Assets

On September 9, 2019, Gemini and the Company further amended the terms of the Chalice Note to increase the principal amount to $806,400 and extend the maturity dated to November 1, 2019.

On November 21, 2019, Gemini and Hightimes Holding further amended the terms of the Chalice Note to increase the principal amount to $967,680. In addition, Gemini agreed to immediately purchase in our ongoing Regulation A+ Public Offering a total of 87,971 shares of our Class A Common Stock at $11.00 per share and pay for the shares by cancellation of the Chalice Note.

F-13

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

ExWorks Capital Fund

 On July 18, 2019 and July 19, 2019, the Company received an additional $450,000 in funding (“Additional Funding”) from ExWorks pursuant to a Tenth Amendment to the Loan and Security Agreement (the “Tenth Amendment”) between the Company and ExWorks, which upon execution will be dated as of September 19, 2019 but was effective July 18, 2019. The Additional Funding brings the principal amount borrowed from ExWorks to $18,450. There was no additional consideration paid for the Additional Funding.

Extension of Regulation A+ Offering and Termination Date

On August 30, 2019, the Company elected to extend the outside termination date of its Regulation A+ Public Offering from August 31, 2019 to as late as October 31, 2019.

On October 31, 2019, the Company elected to further extend the outside termination date of its Regulation A+ Public Offering from October 31, 2019 to as late as December 31, 2019. Accordingly, the Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) December 31, 2019 or (iii) such earlier termination date as deemed appropriate by the Company’s management.

Issuance of Common A Stock

For the period from July 1, 2019 to October 31, 2019, the Company sold an additional 95,684 shares under its Regulation A+ Public Offering at $11.00 shares for total gross proceeds of $1,052.

F-14

Item 4. Exhibits

Exhibit No.	Description

2.1	Second Amended and Restated Certificate of Incorporation of Hightimes Holding Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
2.2	Amended and Restated By-Laws of Hightimes Holding Corp. (incorporated by reference to Exhibit 2.2. to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
2.3	Amended and Restated By-Laws of Hightimes Holding Corp. (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U dated April 3, 2019).
2.4	Amended and Restated By-Laws of Hightimes Holding Corp. (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 1-K dated May 20, 2019).
3.1	Form of Warrant in favor of ExWorks Capital Fund I, L.P. (incorporated by reference to Exhibit 3.1 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
3.2	November 13, 2018 Agreement with Holders of Purchase Notes (filed as Exhibit 3.1 to the Current Report on Form 1-U filed December 4, 2018).
3.3	November 30, 2018 Agreement with Holders of Purchase Notes (filed as Exhibit 3.2 to the Current Report on Form 1-U filed December 4, 2018).
3.4	Exercise Letter, dated November 15, 2018, from ExWorks Capital Fund I, L.P. to Hightimes Holding Corp. (filed as Exhibit 3.3 to the Current Report on Form 1-U filed December 4, 2018).
4.1	Form of Subscription Agreement for Regulation A+ Offering (filed as Exhibit 4.1 to Form 1-U dated October 31, 2019).
6.1	Hightimes Holding Corp. 2016 Incentive Stock Option Plan (incorporated by reference to Exhibit 3.2 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.2	Form of Subscription Agreement for Regulation A+ Offering (incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed September 11, 2018).
6.3	Amended and Restated Stock Purchase Agreement, dated February 14, 2017, between Hightimes Holding Corp. and the stockholders of Trans-High Corporation (incorporated by reference to Exhibit 6.1 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.4	Form of Purchase Note Agreement issued by Hightimes Holding Corp. in favor of former stockholders of Trans-High Corporation (incorporated by reference to Exhibit 6.2 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.5	Loan and Security Agreement, dated February 27, 2017 between ExWorks Capital Fund I, L.P., as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers (incorporated by reference to Exhibit 6.3 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.6	Management Agreement, dated as of March 1, 2017, among Hightimes Holding Corp., Trans-High Corporation and Oreva Capital Corp. (incorporated by reference to Exhibit 6.4 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.7	Intercreditor Agreement, dated February 27, 2017, by and among ExWorks Capital Fund I, L.P., Hightimes Holding Corp., Trans-High Corporation and the former stockholders of Trans-High Corporation (incorporated by reference to Exhibit 6.5 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.8	First Amendment to Loan and Security Agreement, dated August 7, 2017, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers (incorporated by reference to Exhibit 6.6 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.9	Amended Fee Letter, dated August 7, 2017, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp. (incorporated by reference to Exhibit 6.7 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.10	Second Amendment to Loan and Security Agreement, dated October 31, 2017, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers (incorporated by reference to Exhibit 6.8 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).

14

Exhibit No.	Description

6.11	Form of $11.5 million convertible note to ExWorks Capital Fund I, L.P. (incorporated by reference to Exhibit 6.9 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.12	Amended and Restated Online Advertising and Sales Representative Agreement, dated December 15, 2017, between Hightimes Holding, Trans-High Corporation and Green Rush Daily (incorporated by reference to Exhibit 6.10 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.13	Third Amendment to Loan and Security Agreement, dated October 31, 2017, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers (incorporated by reference to Exhibit 6.11 to the Company’s Regulation A+ Offering Statement on Form 1-A/A filed February 13, 2018).
6.14	Form of $13.0 million convertible note to ExWorks Capital Fund I, L.P. (incorporated by reference to Exhibit 6.12 to the Company’s Regulation A+ Offering Statement on Form 1-A/A filed February 13, 2018).
6.15	Form of Second Warrant Issued to ExWorks Capital Fund L.P. (incorporated by reference to Exhibit 6.13 to the Company’s Regulation A+ Offering Statement on Form 1-A/A filed February 9, 2018).
6.16	Employment Agreement, dated July 17, 2017, between Hightimes Holding Corp. and Adam E. Levin (incorporated by reference to Exhibit 6.11 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.17	Employment Agreement, dated August 17, 2017, between Hightimes Holding Corp., Trans-High Corporation and Scott McGovern (incorporated by reference to Exhibit 6.12 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.18	Stock Purchase Agreement, dated August 17, 2017, between Hightimes Holding Corp. and Scott McGovern (incorporated by reference to Exhibit 6.13 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.19	Assignment of Lease and Festival Rights Agreement, dated August 10, 2017, with Bio Cup Music Festival Ltd. (incorporated by reference to Exhibit 6.14 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.20	Advertising Placement and Sponsored Content Agreement, dated as of August 10, 2017, by and among Western Hemp Genetics Ltd. and Trans-High Corporation (incorporated by reference to Exhibit 6.15 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.21	Agreement, dated as of October 31, 2017, by and among Approved Trust 1, Judith Baker, Candlelight Trust and Hightimes Holding Corp. (incorporated by reference to Exhibit 6.16 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.21	Form of Irrevocable Proxy of Adam Levin (incorporated by reference to Exhibit 6.16 to the Company’s Regulation A+ Offering Statement on Form 1-A filed January 25, 2018).
6.22	Rescission Agreement dated May 1, 2018, between Trans-High Corporation, Prestocorp. And Cannabis Sativa, Inc. (incorporated by reference to Exhibit 7.6 to the Company’s Regulation A+ Post-Qualification Amendment to Form 1-A filed June 12, 2018).
6.23	NMS Engagement Agreement, dated May 22, 2018, between Hightimes Holding Corp. ad NMS Capital Advisors, LLC (incorporated by reference to Exhibit 7.7 to the Company’s Regulation A+ Post-Qualification Amendment to Form 1-A filed June 12, 2018).
6.24	Letter Agreement, dated June 6, 2018, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp. regarding exercise of warrants issued to ExWorks (incorporated by reference to Exhibit 7.8 to the Company’s Regulation A+ Post-Qualification Amendment to Form 1-A filed June 12, 2018).
6.25	ExWorks Capital Warrant Exercise Letter, dated June 6, 2018, between Hightimes Holding Corp., ExWorks Capital Fund I, L.P., AEL Irrevocable Trust and Oreva Capital Corp. (incorporated by reference to Exhibit 7.9 to the Company’s Regulation A + Post Offering Amendment filed June 12, 2018).
6.26	Asset Purchase Agreement, dated June 9, 2018 among Southland, Incorporated, Hightimes Holding Corp. and Culture Pub, Inc. (incorporated by reference to Exhibit 7.10 to the Company’s Regulation A + Post Offering Amendment No. 1 to Form 1-A filed
6.27	Independent Director Agreement, dated April 13, 2018, between Hightimes Holding Corp. and President Vicente Fox (incorporated by reference to Exhibit 6.27 to the Company’s Regulation A + Post Offering Amendment to Form 1-A filed June 26, 2018).
6.28	Selling Agent Agreement, dated March 27, 2018, between Hightimes Holding Corp. and NMS Capital Advisors, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed August 13, 2018).

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Exhibit No.	Description

6.29	Amendment No. 1 to Selling Agent Agreement, dated August 13, 2018, between Hightimes Holding Corp. and NMS Capital Advisors, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed August 13, 2018).
6.30	Fourth Amendment to Loan and Security Agreement, effective July 27, 2018, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp. and subsidiaries (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U dated August 14, 2018).
6.31	Fifth Amendment to Loan and Security Agreement, dated August 31, 2018, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp. and subsidiaries filed as Exhibit 6.3 to the Current Report on Form 1-U filed on September 11, 2018).
6.32	Form of Payment Waiver Letter (filed as Exhibit 6.1 to the Current Report on Form 1-U filed on September 14, 2018).
6.33	Loan and Security Agreement, dated November 21, 2017, between ExWorks Capital Fund I, L.P. and Dream Media Corporation (filed as Exhibit 6.2 to the Current Report on Form 1-U filed on September 14, 2018).
6.34	Amendment to Loan and Security Agreement between ExWorks Capital Fund I., L.P. and Dream Media Corporation (filed as Exhibit 6.3 to the Current Report on Form 1-U filed on September 14, 2018).
6.35	Strategic Investment Agreement, dated September 11, 2018, between Hightimes Holding Corp. and Spectrum King, LLC (filed as Exhibit 6.4 to the Current Report on Form 1-U filed on September 14, 2018).
6.36	Asset Purchase Agreement, dated September 21, 2018, among Hightimes Holding Corp., Wilshire & Veteran Media Corp., Dope Media, Inc. and DM Holdings Group LLC (filed as Exhibit 6.1 to the Current Report on Form 1-U dated September 21, 2018).
6.37	$1,000,000 Secured Note from Dope Media, Inc. to Trans-High Corporation (filed as Exhibit 6.2 to the Current Report on Form 1-U dated September 21, 2018).
6.38	Amendment 6 to Loan and Security Agreement among ExWorks Capital Fund I, L.P., as lender, and Hightimes Holding Corp. and subsidiaries, as borrowers (filed as Exhibit 6.3 to the Current Report on Form 1-U dated September 21, 2018).
6.39	Advertising Agreement, dated September 26, 2018, between iHeartMedia + Entertainment, Inc. and Hightimes (filed as Exhibit 6.1 to the Current Report on Form 1-U dated September 24, 2018).
6.40	$5,000,000 to $10,000,000 Convertible Note from Hightimes Holding Corp. to Broader Media Holdings, LLC (filed as Exhibit 6.2 to the Current Report on From 1-U dated September 24, 2018).
6.41	Second Amendment to Asset Purchase Agreement, effective September 30, 2018, between Hightimes Holding Corp., Culture Pub, Inc. and Southland Publishing Incorporated (filed as Exhibit 6.3 to the Current Report on Form 1-U dated September 24, 2018).
6.42	Asset Purchase Agreement, dated October 24, 2018, among Hightimes Holding Corp., Chalice Holdings, Inc. and Gemini Finance Corp. (filed as Exhibit 3.1 to the Current Report on Form 1-U dated November 5, 2018).
6.43	$560,000 secured convertible note from Hightimes Holding Corp. and Chalice Holdings, Inc. to Gemini Finance Corp. (filed as Exhibit 3.2 to the Current Report on Form 1-U dated November5, 2018).
6.44	Security Agreement among ExWorks Capital Fund I, L.P., as lender and Hightimes Holding Corp. and its subsidiaries, as borrowers (filed as Exhibit 3.3 to the Current Report on From 1-U dated November 5, 2018).
6.45	Consent Agreement of ExWorks Capital Fund I, L.P. (filed as Exhibit 3.4 to the Current Report on Form 1-U dated November 5, 2018).
6.46	Merger Agreement, dated as of November 26, 2018, among Hightimes Holding Corp., BIG Merger Sub, LLC, BIG Publications, LLC and Gustavo Gonzalez, as member (filed as Exhibit 3.1 to the Current Report on Form 1-U dated December 14, 2018).
6.47	Asset Purchase Agreement, dated as of January 11, 2019, among Hightimes Holding Corp., Spannabis Acquisition Corp. and Feria Del Canamo, S.L. (filed as Exhibit 3.1 to the Current Report on Form 1-U dated January 22, 2019).
6.48	Employment Agreement, dated as of March 15, 2019, between Hightimes Holding Corp. and Kraig G. Fox (filed as Exhibit 6.1 to the Current Report on Form 1-U dated April 3, 2019).
6.49	Hightimes Holding Corp. 2019 Equity Incentive Plan (filed as Exhibit 6,3 to the Current Report on Form 1-U dated April 3, 2019).
6.50	Employment Agreement, dated as of April 8, 2019, between Hightimes Holding Corp. and Neil T. Watanabe (filed as Exhibit 6.1 to the Current Report on Form 1-U dated April 15, 2019).
6.51	BIG Merger Letter Amendment, dated May 17, 2019, among Hightimes Holding Corp., BIG Merger Sub, LLC, BIG Publications, LLC and Gustavo Gonzalez, as member (filed as Exhibit 6.52 to the Annual Report on Form 1-K dated May 20, 2019).
6.52	Eighth Amendment to Loan and Security Agreement, dated May 22, 2019, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers (filed as Exhibit 6.52 to Offering Circular Supplement No. 1 dated May 31, 2019).

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Exhibit No.	Description

6.53	Amendment No. 2 to Selling Agent Agreement, dated May 31, 2019, between Hightimes Holding Corp. and NMS Capital Advisors, LLC (filed as Exhibit 6.53 to Offering Circular Supplement No. 1 dated May 31, 2019).
6.54	Ninth Amendment to Loan and Security Agreement, dated June 21, 2019, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers (filed as Exhibit 6.1 to the Current Report on Form 1-U filed June 28, 2019).
6.56	Third Amended and Restated Senior Secured Convertible Note, effective as of June 20, 2019, issued by Hightimes Holding Corp. and its subsidiaries to ExWorks Capital Fund I, L.P. (filed as Exhibit 6.1 to the Current Report on Form 1-U filed July 12, 2019).
6.55	Amendment No. 3 to the Selling Agent Agreement, dated June 28, 2019, between Hightimes Holding Corp. and NMS Capital Advisors, LP (filed as Exhibit 6.2 to the Current Report on Form 1-U filed June 28, 2019).
6.57	Employment Offer Letter, dated July 24, 2019, between Hightimes Holding Corp. and David Newberg (filed as Exhibit 6.1 to the Current Report on Form 1-U filed July 29, 2019).
6.58	Strategic Business Services Agreement, dated September 13, 2019, between Hightimes Holding Corp. and Lazer & Lazer Corporation (filed as Exhibit 6.1 to the Current Report on Form 1-U filed October 21, 2019).
6.59	Subscription Agreement, dated October 4, 2019, between Hightimes Holding Corp. and El Capital, Inc. (filed as Exhibit 6.2 to the Current Report on Form 1-U filed October 21, 2019).
6.60	Warrant to Purchase Shares of Common Stock, dated October 4, 2019 (filed as Exhibit 6.3 to the Current Report on Form 1-U filed October 21, 2019).
6.61	Lock-up Agreement, dated October 4, 2019, between Hightimes Holding Corp. and El Capital, Inc. (filed as Exhibit 6.4 to the Current Report on Form 1-U filed on October 21, 2019).
6.62	Amendment No. 3, dated November 21, 2019, to Convertible Secured Note between Hightimes Holding Corp., as assignee of Chalice Holdings Inc., and Gemini Finance Corp.*
7.1	Merger Agreement, dated July 24, 2017, between Hightimes Holding Corp. and Origo Acquisition Corp. (filed as Exhibit 7.1 to the Offering Circular on Form 1-A dated July 6, 2018).
7.2	First Amendment to Merger Agreement, dated September 25, 2017, between Hightimes Holding Corp. and Origo Acquisition Corp. (filed as Exhibit 7.2 to the Offering Circular on Form 1-A dated July 6, 2018).
7.3	Second Amendment to Merger Agreement, dated February 28, 2018, between Hightimes Holding Corp. and Origo Acquisition Corp. (filed as Exhibit 7.3 to the Offering Circular on Form 1-A dated July 6, 2018).
7.4	Third Amendment to Merger Agreement, dated May 22, 2018, between Hightimes Holding Corp. and Origo Acquisition Corp. (filed as Exhibit 7.4 to the offering Circular on Form 1-A dated July 6, 2018).
7.5	Termination and Mutual Release Agreement, dated as of July 31, 2018, by and between Hightimes Holding Corp., Origo Acquisition Corporation, HTH Merger Sub, Inc. and Jose Aldeanueva (filed as Exhibit 7.1 to the Current Report on Form 1-U dated August 3, 2018).
8.1	Prime Trust Escrow Agreement dated April 17, 2018, between Prime Trust, LLC, Hightimes Holding Corp. and NMS Capital Advisors, LLC (filed as Exhibit 8.1 to the Offering Circular on Form 1-A dated July 6, 2018).
8.2	Form of Escrow Agreement for Regulation A+ Offering (filed as Exhibit 8.1 to the Current Report on Form 1-U dated August 3, 2018).
15.1	List of Subsidiaries (filed on Form 1-A dated July 6, 2018).
15.2	Investor Presentation, dated April 8, 2019 (filed as Exhibit 15.1 to the Current Report on Form 1-U filed April 18, 2019).

Unless noted, all exhibits were previously filed.

*filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this semi-annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles California on November 27, 2019.

HIGHTIMES HOLDING CORP.

By:	/s/ Kraig Fox
Name:	Kraig Fox
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kraig Fox	Chief Executive Officer	November 27, 2019
Kraig Fox	(Principal Executive Officer)

/s/ David Newberg	(Principal Financial Officer	November 27, 2019
David Newberg	and Principal Accounting Officer)

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